UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



COMMISSION FILE NUMBER: 000-26329

(Check One)


[_] Form 10-K and Form 10-KSB                   [_] Form 20-F
[_] Form 11-K                                   [X] Form 10-Q and Form 10-QSB
[_] Form 10-D                                   [_] Form N-SAR  [_] Form N-CSR

For Period Ended:  May 31, 2006



                           [_] Transition Report on Form 10-K
                           [_] Transition Report on Form 20-F
                           [_] Transition Report on Form 11-K
                           [_] Transition Report on Form 10-Q
                           [_] Transition Report on Form N-SAR

For the Transition Period Ended:

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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION



Full Name of Registrant:        POSEIDIS, INC.


Former Name if Applicable:      N/A


Address of Principal Executive
Office (Street and Number):     222 Lakeview Ave., Suite 160


City, State and Zip Code:       West Palm Beach, Florida 33401


                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)


     The Registrant requires additional time to complete its financial statements and corresponding narratives for management's discussion and analysis. As a result of these factors, the Registrant has been unable to complete and file the subject Form 10-QSB without unreasonable effort and expense.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        John J. McGovern            917            402-0661
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          (Name)                (Area Code)      (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [_] Yes     [X] No

     The Registrant has not filed, and is currently in the process of preparing, its Annual Report on Form 10-KSB for the fiscal year ended February 28, 2006.


(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [_] Yes     [X] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

                                 POSEIDIS, INC.
                            -------------------------
                  (Name of Registrant as Specified in Charter)



has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  July 14, 2006                 By:    /s/ John J. McGovern
                                        -----------------------------------
                                         John J. McGovern
                                         Executive Vice President &
                                         Chief Financial Officer